UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 945838

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Ikanos Communications, Inc. (“Ikanos”) on August 6, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Ikanos by Qualcomm Atheros, Inc. (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among Parent, King Acquisition Co., a subsidiary of Parent (“Merger Sub”), and Ikanos, dated as of August 5, 2015: (i) an email to employees from the Chief Executive Officer of Ikanos (ii) a slide deck used in connection with a meeting with Ikanos employees (iii) a form of email to customers of Ikanos, (iv) a form of email to suppliers of Ikanos and (v) the press release issued by Qualcomm Incorporated attached as an exhibit to a Schedule TO filed on August 6, 2015, which was attached to each of (i), (iii) and (iv) above.

To: All Employees

From: Omid Tahernia

Re: Company Announcement

Colleagues –

I am excited to announce that Ikanos has entered into a definitive agreement to be acquired by Qualcomm Atheros, Inc., a subsidiary of Qualcomm Incorporated, pursuant to a tender offer to acquire all of the issued and outstanding common stock of Ikanos at $2.75 per share.

I see this news as a very positive development. Ikanos has been a partner with Qualcomm for many years, utilizing their connectivity and home networking solutions alongside our xDSL and multimode gateway communication processors. This acquisition is a natural next step in this partnership. We strongly believe that the combination of the two companies’ IP portfolio, as well as our key strategic ecosystem partnerships provide the combined entity with a very strong and unique position in ultra-broadband access and connected home applications.

Look for an Employee Communications Meeting invite on your calendar shortly. Attached, please find the press releases issued by Qualcomm and by Ikanos containing more information on the acquisition.

Regards,

Omid

The tender offer described herein has not yet commenced. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “ Offer Materials”), each to be filed with the SEC by a subsidiary of Qualcomm Atheros. In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Qualcomm Atheros and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.

Proprietary & Confidential Employee Communications Meeting August 6, 2015

2 Proprietary & Confidential Meeting Agenda • Acquisition Announcement • Challenges of scale • Acquisition Details • Do’s and Don’ts • Next Steps • Q & A

Proprietary & Confidential
Announcement
•
Qualcomm Atheros to acquire Ikanos
•
Ikanos and Qualcomm Atheros have entered into a
definitive agreement –
August 5, 2015
Rahul Patel
“The combination of Qualcomm Atheros’ broad home gateway IP portfolio and Ikanos’
advanced wired modem technology, is designed to create a complete solution for a wide range of home gateway products to better serve the carrier market.”
Omid Tahernia
“Qualcomm Atheros
and Ikanos have a long history of collaboration in the carrier space and share a common vision for the connected home. Bringing the two companies together enables Qualcomm Atheros to accelerate implementation of its strategy for the connected home, and move the home gateway forward as a key enabler for new carrier applications and services.”

Proprietary & Confidential
Why this transaction makes sense
•
Best interest of our stockholders, customers and employees
•
Fully supported by ALU and Tallwood
•
Great opportunity for Ikanos and Qualcomm Atheros
•
Ikanos
provides
existing
market
and
xDSL
and
G.fast
Networking
Technology
•
Aligned to Qualcomm Atheros strategic objective of expansion
•
Expands Qualcomm Atheros’ footprint in the carrier fixed line applications with the addition of high performance broadband access and modem technologies

Proprietary & Confidential
Mega scale -
Recent M&A Activity in Semis
Avago –
BRCM
Intel –
Altera
NXP –
Freescale
Hua Capital -
Omnivision
Cypress –
Spansion
Lattice –
Silicon Image
Intel -
Lantiq
Microsemi
–
Vitesse
MaxLinear
–
Entropic
MACOM –
Mindspeed
Inphi
-
Cortina
> $10B
> $1B
<
$1B

Proprietary & Confidential
Acquisition –
Details
•
Qualcomm Atheros to acquire all Ikanos outstanding and
issued shares @ $2.75 in an all cash acquisition
•
All liabilities of Ikanos assumed by Qualcomm Atheros
•
All employee RSUs are fully accelerated
•
Acquisition expected to be completed by the end of the
year

Proprietary & Confidential
Do’s and Don’ts Until Closing
•
What should I do?
•
Ikanos remains an independent company until closing; continue to operate in the normal course
•
Business as usual, focus
on the task at hand
•
What should I not
do?
•
Do not share information about Ikanos’ products, pricing, or operations, with Qualcomm Atheros unless cleared by Legal
•
Although planning
is permitted, do not implement
any plans
until the deal is closed
•
Do not talk to the press or make any public statements

Proprietary & Confidential
•
What should I not
do?
•
After the public announcement of this deal, Ikanos employees will be the target of individuals trying to take advantage of the situation. Common examples are “phishing” emails or phone calls pretending to be from
Qualcomm Atheros requesting sensitive personal or corporate information.
Clear all communications with Ikanos Legal prior to responding.
•
Make sure your PCs, phones, and tablets have all the latest security updates and report suspicious email or other activity to IT via the Ikanos helpdesk
Do’s and Don’ts -
Continued

Proprietary & Confidential
What’s next?
•
Continue to execute; focus on your deliverables
•
Further employee communication
•
Employee communications meeting with Qualcomm
Atheros management
•
Individual Employee Discussions
•
Additional communications prior to close

Proprietary & Confidential
Safe Harbor
The tender offer described herein has not yet commenced.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Offer Materials”), each to be filed with the SEC by a subsidiary of Qualcomm Atheros.  In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  Qualcomm Atheros and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders.  Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the offer and related transactions.  The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.

Dear [Customer],

As you may already be aware, Ikanos has entered into a definitive agreement to be acquired by Qualcomm Atheros.

We are very excited about this news and see it as a very positive development, not only for Ikanos, but also for our carrier and OEM/ODM customers. Ikanos has been a partner with Qualcomm for many years, utilizing their connectivity and home networking solutions alongside our xDSL and multimode gateway communication processors. This acquisition is a natural next step in this partnership. We strongly believe that the combination of the two companies’ IP portfolio, as well as our key strategic ecosystem partnerships provide the combined entity with a very strong and unique position in ultra-broadband access and connected home applications.

Attached, please find the press releases issued by Qualcomm and by Ikanos containing more information on the acquisition. If you have any questions or comments, please feel free to contract me directly.

Regards,

XXX

The tender offer described herein has not yet commenced. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “ Offer Materials”), each to be filed with the SEC by a subsidiary of Qualcomm Atheros. In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Qualcomm Atheros and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.

August 6, 2015

[Supplier]

As you may already be aware, Ikanos has entered into a definitive agreement to be acquired by Qualcomm Atheros.

We are very excited about this news and see it as a very positive development, not only for Ikanos, but also for our carrier and OEM/ODM customers. Ikanos has been a partner with Qualcomm for many years, utilizing their connectivity and home networking solutions alongside our xDSL and multimode gateway communication processors. This acquisition is a natural next step in this partnership. We strongly believe that the combination of the two companies’ IP portfolio, as well as our key strategic ecosystem partnerships provide the combined entity with a very strong and unique position in ultra-broadband access and connected home applications.

Attached, please find the press releases issued by Qualcomm and by Ikanos containing more information on the acquisition. If you have any questions or comments, please feel free to contact me directly.

Bob Dunnigan

VP Operations

The tender offer described herein has not yet commenced. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “ Offer Materials”), each to be filed with the SEC by a subsidiary of Qualcomm Atheros. In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Qualcomm Atheros and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.

Additional Information and Where to Find It

The Offer described herein has not yet commenced. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock of Ikanos, nor shall there be any sale of such common stock in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the Offer (collectively, the “ Offer Materials”), each to be filed with the SEC by the Merger Sub and Parent. In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Merger Sub and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the Merger Agreement when they become available because these documents will contain important information relating to the Offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to matters including, but not limited to, the timing and anticipated completion of the Offer and the proposed Merger, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Ikanos, and are subject to significant risks and uncertainties. Investors are cautioned not to place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date hereof, and Ikanos undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: changes in business relationships or litigation or adverse judgments relating to the Offer and proposed Merger; risks relating to the consummation of the Offer and the Merger, including the risk that closing conditions to the Offer or the proposed Merger will not be satisfied; delays or issues related to inquiries by, or requests or directions from, governmental authorities, including antitrust authorities, in connection with their reviews of the transaction; failure to obtain the required regulatory approvals for the transactions; and changes in general economic or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements include those set forth in Ikanos’ Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2015, which was filed with the SEC on May 11, 2015, under the heading “Item 1A-Risk Factors” and in subsequent Current Reports on Form 8-K and other filings made with the SEC by Ikanos.